                                                                               .
                                                                               .
                                                                               .
(S1 LOGO)

S1 CORPORATION    HEADQUARTERS 3500 Lenox Road, Suite 200, Atlanta Georgia 30326 U.S.A.
                  T +1 404.923.3500   F +1 404.923.6727  TOLL FREE +1 888.457.2237

June 20, 2005


Mr. Craig Wilson
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC  20549

Re:  S1 Corporation
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 16, 2005
     File No. 000-24931

Dear Mr. Wilson:

On behalf of S1 Corporation ("S1" or the "Company"), this letter responds to the comments in your letter dated May 31, 2005 (the "Comment Letter") regarding the Company's Form 10-K for the fiscal year ended December 31, 2004. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Comment Letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

RESTRUCTURING CHARGES, PAGE 22

     1. YOUR DISCLOSURES INDICATE THAT YOU RECORDED THE 2003 EDIFY RESTRUCTURING IN ORDER TO ALIGN COSTS WITH EXPECTED REVENUES. SUPPLEMENTALLY EXPLAIN TO US WHAT YOU MEAN BY THIS DISCLOSURE. WE FURTHER NOTE THAT YOU ALSO RECORDED A GOODWILL IMPAIRMENT CHARGE AND ACCELERATED AMORTIZATION IN 2003 RELATED TO THE EDIFY SEGMENT. SUPPLEMENTALLY EXPLAIN TO US WHY YOU RECORDED ACCELERATED AMORTIZATION OF THE INTANGIBLES AND TELL US WHETHER THESE INTANGIBLES WERE TESTED FOR IMPAIRMENT PRIOR TO YOU RECORDING THE ACCELERATED AMORTIZATION.

RESPONSE:

Revenues from the Edify business decreased significantly from $50.6 million in 2001, to $47.4 million in 2002 to $30.0 million in 2003, however operating costs were not decreasing at the same rate. A significant portion of Edify's operating costs were relatively fixed and consequently difficult to reduce in the short term. In light of Edify's performance and in order to return the Edify business to breakeven profitability, management undertook a restructuring plan to reduce costs. That plan reduced the workforce and consolidated office facilities and replaced the entire senior management team of the Edify business. We recorded restructuring charges of $4.3 million for the year ended December 31, 2003 as a result of these activities. These restructuring charges were accounted for and related disclosures were made in accordance with SFAS 146.

As to the accelerated amortization of intangibles, as of July 1, 2002, we began accounting for the Edify business as held for sale under the provisions of SFAS 144 and ceased depreciation of fixed assets and amortization of other intangible assets associated with the Edify business in accordance with SFAS 144. In

April 2003, we determined that we would not be able to sell the Edify business on terms agreeable to us before June 30, 2003 (one year after the business was initially placed into the held for sale category). When we reclassified Edify to continuing operations and ceased discontinued operations treatment, we recorded an adjustment for any amortization expense that would have been recognized through March 31, 2003 had the Edify business been continuously classified as held and used (SFAS 144 para 38) which we characterized in our disclosure as accelerated amortization expense.

During the third quarter of 2002, when all of the required "held for sale" criteria were met pursuant to SFAS 144, we compared the carrying value of the business to the estimated fair value in order to record the assets held for sale at the lower of the carrying value or the estimated fair value less costs to sell. We determined the estimated fair value exceeded the carrying value indicating no impairment was necessary at July 1, 2002 based on indications of interest we had received from third parties to purchase the Edify business. At each subsequent balance sheet date, we had indications of interest to purchase the Edify business for more than the carrying value, which we viewed as positive evidence that no triggering event had occurred. In April 2003, at the completion of the buyers evaluation and due diligence, the remaining bids were reduced to terms that were not agreeable to us. Therefore, in accordance with SFAS 144, we ceased categorizing the assets as held for sale and discontinued operations treatment and presented the Edify business as part of continuing operations for all periods presented. In doing so, we reduced the business' carrying value to its estimated fair value at the date of the subsequent decision not to sell (SFAS 144 para 38). This resulted in the goodwill impairment charge that was recorded in the first quarter of 2003.

     2. SUPPLEMENTALLY QUANTIFY THE AMOUNT OF SUBLEASE INCOME WHICH WILL OFFSET FUTURE RESTRUCTURING RELATED CASH EXPENDITURES.

RESPONSE:

At December 31, 2004, facility lease obligations included in the restructuring reserves were $19.5 million in future cash expenditures that will be offset by approximately $11.4 million of sublease income. The sublease income includes contracted subleases of $10.1 million. The lease obligation and contracted subleases are included in the tables under Commitments in Liquidity and Capital Resources (p 39) and footnote 11 Commitments and Contingencies (p 62). The restructuring reserve also includes an estimate of $1.3 million for anticipated sublease income on two facilities in Europe.

RESULTS OF OPERATIONS, PAGE 27

     3. IN THE DISCUSSION OF YOUR RESULTS OF OPERATIONS, YOU REFER TO VARIOUS FACTORS THAT HAVE IMPACTED RESULTS WITHOUT QUANTIFYING THE IMPACT OF EACH FACTOR. FOR EXAMPLE, YOU REFER TO SEVERAL FACTORS THAT CONTRIBUTED TO THE INCREASE IN SELLING AND MARKETING EXPENSES IN FISCAL 2004, BUT GIVE NO INDICATION AS TO THE RELATIVE IMPACT OF EACH FACTOR. EXPLAIN TO US HOW YOU CONSIDERED SECTION III.D OF SEC RELEASE NO. 33-6835.

RESPONSE:

Section III.D of SEC Release No. 33-6835 asks registrants to discuss and quantify the contribution of two or more factors in material changes from year-to-year financial statements to the extent they are necessary to understanding the business as a whole.

As such, when preparing the MD&A, management considers each item individually and in the aggregate to determine if they are necessary to understanding the business as a whole.

For the comparison of the 12 month periods ended December 31, 2004 and 2003, revenues decreased $6.6 million from $247.6 in 2003 to $241.0 million in 2004 and total operating expenses decreased $47.5 million from $277.5 in 2003 to $230.0 million in 2004. We believe the primary factor was the termination of the Zurich contract and that an understanding of that termination was necessary to understand our business as a whole. As such, we quantified the effect of the Zurich business on revenues and expenses.

We also disclosed the impact of certain loss accruals on the direct costs associated with professional services, quantified the reduction of data center costs related to the closure of our UK data center, quantified the impact of the merger related and restructuring charges in detail and described the significant change in the discontinued operations line. We described, but do not quantify other changes in operating expenses, because we determined that they were not material to understanding the business as a whole.

In the future, changes in our results from operations will not include the effects of the termination of the Zurich contract and therefore other factors may be material to the understanding of our business as a whole. As such, we will expand our quantification of material factors in our results of operations discussion in future filings.

ITEM 8, FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA, PAGE 41

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE 45

     4. WE NOTE THAT YOU EXCLUDE DEPRECIATION, AMORTIZATION OF PURCHASED TECHNOLOGY AND SOFTWARE DEVELOPMENT COSTS FROM COST OF REVENUES. REVISE YOUR PRESENTATION AS THESE COSTS SHOULD NOT BE EXCLUDED FROM COST OF REVENUES. REVISIONS SHOULD ALSO BE MADE TO YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS AND YOUR QUARTERLY FINANCIAL INFORMATION (UNAUDITED). REFER TO ITEM 5-03(b)(2) OF REGULATION S-X AND QUESTION 17 OF THE FASB STAFF IMPLEMENTATION GUIDE TO SFAS 86.

RESPONSE:

We respectfully advise the Staff that our consolidated statement of operations does not include a subtotal summarizing cost of revenues nor does it contain a line item for gross margin. In response to the Staff's comment and consistent with guidelines in SAB Topic 11B, the Company will no longer report gross margin in the MD&A and S-K 302 data and will add parenthetical disclosure discussed in SAB Topic 11B in future filings.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 48

FINANCIAL INSTRUMENTS, PAGE 49

     5. WE NOTE THAT YOU RECLASSIFIED CERTAIN AUCTION RATE SECURITIES FROM CASH AND CASH EQUIVALENTS TO SHORT TERM INVESTMENTS. REVISE YOUR DISCLOSURES TO QUANTIFY THE EFFECT THE RECLASSIFICATION HAD ON YOUR BALANCE SHEET AND STATEMENT OF CASH FLOW. YOU INDICATE THAT THE RECLASSIFICATION WAS MADE BASED ON A RE-EVALUATION OF THE MATURITY DATES ASSOCIATED WITH THE UNDERLYING BONDS YET IT APPEARS THE RECLASS WAS MADE IN ORDER TO COMPLY WITH SFAS 95. YOUR DISCLOSURES SHOULD BE REVISED ACCORDINGLY. ADDITIONALLY, TELL US HOW YOU CONSIDERED DISCLOSING THE RECLASSIFICATION IN THE "RECLASSIFICATIONS" POLICY ON PAGE 55.

RESPONSE:

The table below reflects the impact of the reclassification on S1's consolidated financial statements (in thousands).

Consolidated Balance Sheet - December 31, 2003


                                             Previously
                                              Reported       Reclass         Revised
                                             ----------     ----------      ----------
Cash and cash equivalents                    $  150,064     $  (73,351)     $   76,713
Short-term investments                           14,126         73,351          87,477
                                             ----------     ----------      ----------
    Total                                    $  164,190     $       --      $  164,190

Consolidated Statement of Cash Flow - Year Ended December 31, 2003


                                           Previously
                                            Reported        Reclass          Revised
                                           ----------      ----------      ----------
Maturities of short-term
  investments securities                   $   31,483      $    8,650      $   40,133
Purchases of short-term
  investments securities                      (28,135)        (45,821)        (73,956)
                                           ----------      ----------      ----------
      Net change                           $    3,348      $  (37,171)     $  (33,823)


Consolidated Statement of Cash Flow - Year Ended December 31, 2002


                                           Previously
                                            Reported        Reclass          Revised
                                           ----------      ----------      ----------
Maturities of short-term
  investments securities                   $   74,789      $    2,095      $   76,884
Purchases of short-term
  investments securities                      (60,814)        (25,009)        (85,823)
                                           ----------      ----------      ----------
  Net change                               $   13,975      $  (22,914)     $   (8,939)

In considering disclosing the reclassification in the "Reclassifications" policy on page 55, we noted the change had no impact on our current assets, cash flows from operating activities and financing activities, liquidity or capital resources or any ratios required to be maintained for leases, letters of credit and other third party agreements that stipulate required minimum amounts of cash and short term investments. Therefore, while from a quantitative perspective the amount reclassified is large, qualitatively speaking it is of little consequence. As part of our SAB 99 analysis, we concluded that the adjustment was not material to the financial statements and decided that a reclassification was appropriate treatment. Based on the foregoing, management believes the presentation of this adjustment as a reclassification is valid and disclosure is appropriate. We respectfully advise the Staff that for the remaining Form 10-Q's in 2005, we will disclose a quantitative analysis of the impact of the reclassification to comply with SFAS 95 on prior year's quarterly information.

     6. WE FURTHER NOTE THAT YOUR AUCTION RATE SECURITIES ARE CLASSIFIED AS AVAILABLE FOR SALE SECURITIES. JUSTIFY THE CLASSIFICATION OF THESE SECURITIES AS CURRENT BY ADDRESSING HOW YOU DETERMINED THAT YOU HAVE A REASONABLE EXPECTATION OF COMPLETING A SUCCESSFUL AUCTION WITHIN THE SUBSEQUENT TWELVE-MONTH PERIOD. REFER TO PARAGRAPH 17 OF SFAS 115 AND CHAPTER 3A OF ARB AS WELL AS SFAS 95.

RESPONSE:

We have discussed investment risks and liquidity of these types of instruments with the Company's independent investment advisors. The auction rate securities we hold are of the highest credit rating, fully collateralized by debt securities and are highly liquid. The Company is not aware of any auction failure for auction rate securities with the collateral and credit ratings in which we invest and believes the risk is so remote as to make the classification appropriate. Management has chosen to invest in them due to the high liquidity and low risk related to these securities, and we continue to view these investments as highly liquid with a favorable market return relative to risk. In accordance with ARB No. 43, par.4, we have designated these investments as short term investments because they are reasonably expected to be realized in cash or sold or consumed during our normal annual operating cycle in 2005. Our experience since the balance sheet date through May 31, 2005 supports the liquidity of these asset backed auction rate securities as we have liquidated $24.4 million of the $62.7 million held at December 31, 2004 through successful auctions. Additionally, through successful auctions we have opted to hold $35.5 million since December 31, 2004.

     7. SUPPLEMENTALLY TELL US HOW YOU CONSIDERED THIS RECLASSIFICATION WHEN ASSESSING YOUR ITEM 307 DISCLOSURE CONTROLS AND PROCEDURES AND ITEM 308(c) CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING.

RESPONSE:

In assessing Item 307 disclosure controls and procedures and Item 308(c) changes in internal controls over financial reporting, we determined the reclassification was a significant deficiency based on the prudent official test under AS No. 2, but not a material weakness and therefore not subject to disclosure. We believe that the conclusion reached in our SAB 99 analysis (discussed below and in Response to Comment 5) and our evaluation of a control deficiency in internal control over financial reporting should be consistent. In this situation, we determined that the presentation of auction rate securities was not material to the reader under SAB 99 nor material to the prudent official under AS No. 2

As discussed in our response to Comment 5, we performed a SAB 99 analysis to assess whether the reclassification of the prior period amounts was so material as to warrant a restatement. Management and the Audit Committee viewed these reclassifications to be of little consequence as we have historically spoken to investors about liquidity and asset resources in terms of cash and short term investments in the aggregate. The reclassification merely transferred balances between the two. We do not have any financial covenants that are affected by this reclassification.

REVENUE RECOGNITION, DEFERRED REVENUES AND COST OF REVENUES, PAGE 51

     8. TELL US HOW YOU HAVE ESTABLISHED VSOE OF FAIR VALUE FOR EACH OF THE ELEMENTS INCLUDE IN MULTIPLE ELEMENT ARRANGEMENTS.

RESPONSE:

We have established VSOE of fair value for each of the elements in our multiple element arrangements as follows:

               o Software licenses where VSOE of fair value is based upon list prices, adjusted for transaction size and volume, that have been consistently used in pricing our software products.

               o In instances where we don't have VSOE of the software element, we follow the residual method under SOP 98-9.

               o Maintenance revenues where VSOE of fair value is based on substantive renewal rates contained in our contracts.

               o Professional services revenues where VSOE of fair value is based upon the price charged for these services when sold separately.

               o Data center hosting revenues where VSOE of fair value is based upon the use of similar pricing when the hosting element is sold on a stand alone basis.

     9. WE NOTE THAT YOU PROVIDE PROFESSIONAL SERVICES ON A FIXED FEE BASIS AND REVENUES ARE RECOGNIZED USING A PERCENTAGE OF COMPLETION METHOD, MEASURED BY THE PERCENTAGE OF LABOR HOURS INCURRED TO DATE TO ESTIMATED TOTAL LABOR HOURS FOR THE CONTRACT. TELL US SPECIFICALLY THE TYPES OF SERVICES BEING PROVIDED. NOTE THAT THE RECOGNITION OF REVENUE PURSUANT TO SOP 81-1 IS NOT PERMITTED FOR SERVICE ARRANGEMENTS.

RESPONSE:

The services accounted for under percentage of completion ("POC") are primarily implementation services that are essential to licensed software functionality in multiple element arrangements. Certain of our customers have requested additional services subsequent to the delivery and implementation of the software license. These add-on service arrangements are generally fixed price in nature and we account for these contracts pursuant to SAB 104 on a proportional performance method based upon labor hours incurred as a percentage of total estimated labor hours. We will prospectively clarify the description of our accounting policy in future filings to describe the accounting for these services in our disclosures to read:

         "Revenues from professional services where services are deemed to be essential to the functionality of the software are recognized using the percentage of completion method. For other revenues from professional services that are provided on a fixed fee basis, revenues are recognized pursuant to SAB 104 on a proportional performance method based upon labor hours incurred as a percentage of total estimated labor hours to complete the project."

Other service contracts, for example data center hosting services, are typically provided on a price per unit volume basis and revenue for these arrangements is recognized as services are rendered in accordance with SAB 104.


     10. YOU DISCLOSE THAT DATA CENTER ARRANGEMENTS ARE REVIEWED ON A CONTRACT BY CONTRACT BASIS TO DETERMINE WHETHER A SOFTWARE ELEMENT COVERED BY SOP 97-2 IS INCLUDED IN THE ARRANGEMENT. TELL US MORE ABOUT THE ARRANGEMENTS THAT DO INCLUDE SOFTWARE ELEMENTS AND THOSE THAT DO NOT. TELL US HOW YOU HAVE CONSIDERED EITF 00-3 IN ASSESSING WHETHER THESE ARRANGEMENTS INCLUDE SOFTWARE ELEMENTS.

RESPONSE:

We consider the applicability of EITF 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored On Another Entity's Hardware," to our data center hosting services arrangement on a contract-by-contract basis. If we determine that the customer has the contractual right to take possession of our software at anytime during the hosting period without significant penalty, and can feasibly run the software on its own hardware or enter into another arrangement with a third party to host the software, a software element covered by SOP 97-2 exists. When a software element exists in a data center hosting services arrangement, we recognize the license, professional services and hosting services revenues pursuant to SOP 97-2. If we determine that a software element is not present in a hosting services arrangement, we recognize revenues for the hosting services arrangement, pursuant to SAB 104, as services are delivered over the term of the hosting agreement.

All of our products are designed and primarily marketed for customers to license and operate themselves (or through a third party). Consequently, it is feasible for the customer to either run the software on their own hardware or contract with another party to host the software without significant penalty.

The majority of our customers host the software themselves or with a third party. In other cases, customers request that S1 host such software. We only provide hosting services for our software. As these hosting services are available from other sources, S1 must price these services at market rates. All our hosting contracts (that were entered into contemporaneously with licenses) allow the customer the right to take possession of the software at anytime without significant penalty.

NOTE 6. ACCOUNTS RECEIVABLE, PAGE 58

     11. WE NOTE YOU HAVE UNBILLED RECEIVABLES. TELL US MORE ABOUT THE ARRANGEMENTS THAT RESULT IN THESE UNBILLED RECEIVABLES AND TELL US HOW YOU HAVE CONSIDERED THE COLLECTIBILITY CRITERIA WHEN RECOGNIZING REVENUE. TELL US WHEN THEY TYPICALLY BECOME BILLABLE AND ADDRESS THE EXTENT TO WHICH YOU HAVE SUCCESSFULLY BILLED AND COLLECTED THESE AMOUNTS SUBSEQUENT TO THE BALANCE SHEET DATE. REVISE TO INCLUDE DISCLOSURE REGARDING UNBILLED RECEIVABLES IN YOUR ACCOUNTING POLICIES. SEE ITEM 5-02(3)(b) OF REGULATION S-X.

RESPONSE:

Unbilled receivables balances arise primarily from our performance of services in advance of billing terms on contracted software implementation services where these services are considered essential to the functionality of the software and percentage of completion accounting is applied. Generally, billing occurs at the achievement of milestones that correlate with progress towards completion of implementation services. However, between project milestones, costs are incurred and revenue is often earned in excess of previous contract billings to date.

The majority of our unbilled receivables balances are from customers who are banks and other regulated financial institutions that have strong credit histories and/or our collection history with the customer has been positive in order to determine that collection of the amounts recognized are reasonably assured. We only record receivables when we (1) have clear evidence on an arrangement (signed contracts); (2) we have performed the necessary services and delivered the required products; (3) have a fee that is fixed or determinable and; (4) believe that collection of our fee is probable in order to meet all required revenue recognition criteria. Finally, in considering collectibility of unbilled receivables, we have demonstrated a history of billing and collecting unbilled balances in accordance with the terms of our customer agreements.

Of the $20.5 million of unbilled receivables at December 31, 2004, we have billed $11.7 million and collected $9.5 million through May 31, 2005, with the remainder to be billed during 2005.

In our Summary of Significant Accounting Policies on page 50, under the heading "Accounts receivable and allowance for doubtful accounts and billing adjustments," we describe accounts receivable to include amounts billed to customers and unbilled amounts of revenue earned in advance of billings. In the future, we will expand our disclosure to read:

         "Accounts receivable include amounts billed to customers and unbilled amounts of revenue earned in advance of billings. Unbilled receivables balances arise primarily from our performance of services in advance of billing terms on contracted software implementation services where these services are considered essential to the functionality of the software and percentage of completion accounting is applied. Generally, billing occurs at the achievement of milestones that correlate with progress towards completion of implementation services."

CERTIFICATION - EXHIBITS 31.1 AND 31.2

     12. IT APPEARS THAT YOU HAVE OMITTED ITEM 4B. FROM YOUR CERTIFICATIONS WHICH YOU HAVE FILED PURSUANT TO RULES 13a-14(a) AND 15d-14(a). PLEASE REVISE THE CERTIFICATIONS TO CONFORM TO THE FORMAT PROVIDED IN ITEM 601(b)(31) OF REGULATION S-K.

RESPONSE:

We note the omission of Item 4b from the Certifications which were filed pursuant to Rules 13a-14(a) and 15d-14(a) was an oversight for this filing. Revised certifications will be filed.

                                     ******

In responding to the comments, the Company acknowledges:

       o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

       o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

       o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or would like further information concerning the Company's responses to the Comment Letter, please do not hesitate to contact me at 404-923-3500. Thank you for your consideration.

Sincerely,


/s/ Matthew Hale

Matthew Hale
Chief Financial Officer


cc:  Jaime Ellertson